ALLIANCEBERNSTEIN GLOBAL HEALTH CARE FUND, INC.
811-09329

Item 77D

Effective December 15, 2004, AllianceBernstein Health Care Fund, Inc.'s name was changed to "AllianceBernstein Global Health Care Fund, Inc. " (the "Fund") and the Fund's non-fundamental investment policies regarding foreign investments were revised so that the Fund may invest without limit in foreign securities, issuers located in any one foreign country and securities of issuers located in emerging market countries.